DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020-1104
www.dlapiper.com

Marjorie Sybul Adams
marjorie.adams@dlapiper.com
T 212.335.4517
F 212.884.8517

July 1, 2011
VIA EDGAR

Ms. Amanda Ravitz
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Unilife Corporation Post-Effective Amendment No. 3 on Form S-3 File no. 333-167631

Dear Ms. Ravitz:

On behalf of our client Unilife Corporation (the “Company”), we are transmitting this letter in order to provide the following supplemental information with respect to the above-referenced filing:

1.	The Company has advised us that with regard to Inteq Limited, the options listed under “Consultants and advisors who received options as consideration for their outside consulting services provided to the Company” were issued on September 1, 2008 for consulting services provided to the Company that were unrelated to the services provided by Inteq to the Company in connection with the October and November 2009 private placement (the “Private Placement”).

The Company has further advised us that with regard to Bradley Gavin Downes, the options listed next to Mr. Downes’ name under “Australian and U.S. investors who received options in the October and November 2009 private placement” were issued to Mr. Downes in his capacity as an investor in the Private Placement. These options were separate from the options Mr. Downes received for his services provided to the Company in connection with the Private Placement (which are listed under the heading “Brokers who received options as compensation for their services provided to the Company in our October and November 2009 private placement”), which is the reason that Mr. Downes’ name appears in two places. As an investor, Mr. Downes executed the same subscription agreement that all other investors executed and thus, his purchase was on an arms-length basis. In addition, the subscription agreement contained representations that the investor was acquiring the securities without the intent to resell or redistribute.

2.	The Company has advised us that, based on information provided by investors to the Company at the time of the Private Placement, other than (a) Inteq Limited, (b) Bradley Gavin Downes, and (c) the stockholders identified as “Brokers who received options as compensation for their services provided to the Company in our October and November 2009 private placement”, none of the selling stockholders listed in the “Selling Stockholders” section of the Post-Effective Amendment No. 3 on Form S-3 is a broker-dealer or an affiliate of a broker-dealer.

* * *

Amanda Ravitz
Division of Corporation Finance
Securities and Exchange Commission
July 1, 2011

Please call the undersigned at (212) 335-4517, or Chris Naftzger, General Counsel of the Company, at (717) 384-3400, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.

Very truly yours,

/s/ Marjorie Sybul Adams
Marjorie Sybul Adams

cc:	Allicia Lam Division of Corporation Finance Securities and Exchange Commission

Chris Naftzger
Unilife Corporation